Exhibit 99.1

SearchMedia Confirms
Ongoing Engagement of Independent Auditors

Form 6-K Required due to Bernstein & Pinchuk LLP’s Joint Venture with Marcum LLP

Shanghai, China, April 22, 2011 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today filed a Form 6-K confirming that it will continue its relationship with its current auditors, Bernstein & Pinchuk (“B&P”), by retaining the newly formed entity, Marcum Bernstein & Pinchuk LLP (“MarcumBP”). As detailed in the Form 6-K filed with the U.S. Securities and Exchange Commission, as a result of the joint venture agreement with Marcum LLP, B&P resigned to allow the Company to enter into a new engagement with the newly formed entity MarcumBP, which will replace B&P moving forward. The joint venture does not disrupt or alter the location of or the composition of the existing audit team working with SearchMedia.

B&P had been engaged by the Company to audit its financial statements since May 2010 and provided its audit report for the Company’s financial statements for the years ended December 31, 2009 and December 31, 2008. During these fiscal years and the subsequent interim period, B&P’s reports did not contain an adverse opinion or disclaimer of opinion, were not qualified or modified and contained no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

In accordance with the recommendation of the Company’s Audit Committee, the Company has engaged MarcumBP as its independent registered public accounting firm effective immediately.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks as outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, LLC In New York: In Beijing:	Ashley Ammon: (646) 277-1227 Wen Lei Zheng: 86 10 6583-7510